SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 31 March 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 17 March 2017

Exhibit No: 99.1

InterContinental Hotels Group PLC

Transaction Notification

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction
Shares transferred at nil consideration pursuant to the vesting of shares under an Annual Performance Plan award, dated 31 March 2015. And immediately sold, following adjustments for tax and social security withholdings.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£38.5137	5,141
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,141 £38.5137 £197,998.93
e)	Date of the transaction	2017-03-15
f)	Place of the transaction	XLON

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	31 March 2017